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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 8)

                         Shelbourne Properties II, Inc.
                         ------------------------------
                       (Name of Subject Company (Issuer))

                               HX Investors, L.P.
                               ------------------
                 (Names of Filing Persons (identifying status as
                       offeror, issuer or other person))

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    821374105
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael L. Ashner
                               HX Investors, L.P.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                  516-822-0022

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                 Justin P. Klein
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-864-8606

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
   Transaction valuation                          Amount of Filing Fee
--------------------------------------------------------------------------------
      $19,824,589.40                                      $1,823.86
--------------------------------------------------------------------------------

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     [X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,823.86

     Form or Registration No.: Schedule TO (Amendment No. 1,  Amendment No. 4
                               and Amendment No. 7)

     Filing Party: HX Investors, L.P.

     Date Filed: July 5, 2002, August 1, 2000 and August 5, 2002

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                                  TENDER OFFER

     This Amendment No. 8 amends the Tender Offer Statement on Schedule TO (the "Statement") filed with the Securities and Exchange Commission on July 5, 2002 by HX Investors, L.P., a Delaware limited partnership (the "Purchaser") to purchase up to 268,444 shares of Common Stock of Shelbourne Properties II, Inc. (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were attached thereto as Exhibits (a)(1) and (a)(2), respectively.

     Item 12. Exhibits.

         Item 12 is hereby amended by adding the following Exhibits which are filed herewith

  Exhibit No.  Exhibit
  -----------  -------

    (a)(17)    Press release issued August 7, 2002.

    (a)(18)    Letter to Stockholders dated August 7, 2002.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HX INVESTORS, L.P.

                                            By: Exeter Capital Corporation
                                                General Partner

                                                By: /s/ Carolyn Tiffany
                                                    ----------------------------
                                                        Carolyn Tiffany
                                                        Vice President

Dated: August 7, 2002



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                                  EXHIBIT INDEX

  Exhibit No.  Description
  -----------  -----------

    (a)(17)    Press release issued August 7, 2002.

    (a)(18)    Letter to Stockholders dated August 7, 2002.







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